EXHIBIT 99.7
Certification required by Rule 13a-14(b) and Section 1350 of
Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of ARC Resources Ltd. ("ARC") on Form 40-F for the fiscal year ending December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, P. Van R. Dafoe, Senior Vice President and Chief Financial Officer of ARC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ARC.

Date: March 15, 2017

/s/ P. Van R. Dafoe
P. Van R. Dafoe
Senior Vice President and Chief Financial Officer